UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Radisys Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   750459-10-9
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 750459-10-9                                                Page 2 of 5
          -----------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David L. Budde
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               328,791
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               328,791
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      328,791
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.5%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 2 of 5 pages

Item 1.     Issuer

      (a)   The name of the Issuer is Radisys Corporation.

      (b) The Issuer's executive offices are located at 15025 SW Koll Parkway, Beaverton, OR 97006.

Item 2.     Reporting Person and Security

      (a)   This Statement is filed by David L. Budde, an individual.

      (b)   Mr. Budde's residence  is 2600 2nd Avenue, Suite 1502, Seattle,
WA 98121.

      (c)   Mr. Budde is a citizen of the United States of America.

      (d)   This Statement relates to shares of Common Stock of Radisys
Corporation.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 750459-10-9.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

            Not applicable.

Item 4.     Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Budde may be deemed to be the beneficial owner of a total of 328,791 shares of Issuer Common Stock.

      (b) Mr. Budde's beneficial ownership of Issuer Common Stock represented approximately 4.5% of the 7,379,667 issued and outstanding shares on November 8, 1996, as reported in the Issuer's most recent quarterly report.

      (c) Mr. Budde has sole power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that he beneficially owns.

Item 5.     Ownership of Five Percent or Less of a Class

            Mr. Budde has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.


                                Page 3 of 5 pages

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 11, 1997
                                        ----------------------------------------
                                                         Date


                                                     DAVID L. BUDDE
                                        ----------------------------------------
                                                     David L. Budde


                                Page 5 of 5 pages